Exhibit 5.1

FOLEY HOAG LLP

155 Seaport Boulevard

Boston, Massachusetts 02210

April 12, 2005

CSP Inc.

43 Manning Road

Billerica, Massachusetts 01821-3901

Ladies and Gentlemen:

We are familiar with the Registration Statement on Form S-8 (the “S-8 Registration Statement”) filed concurrently with the Securities and Exchange Commission by CSP Inc., a Massachusetts Corporation (the “Company”), relating to 75,000 shares of the Company’s Common Stock, $0.01 par value per share (the “Common Stock”) issuable pursuant to the following stock option plans: (i) Stock Option Granted by CSP Inc. to Victor Dellovo dated June 1, 2003; (ii) Stock Option Granted by CSP Inc. to Eric Opal dated June 1, 2003; (iii) Stock Option Granted by CSP Inc. to Jeff Chaffin dated June 1, 2003; (iv) Stock Option Granted by CSP Inc. to Scott Weil dated June 1, 2003. (collectively, the “Plans”).

We are familiar with the Company’s Articles of Organization and Bylaws and such records of meetings and consents of its stockholders, Board of Directors and committees thereof as we deemed necessary or appropriate for purposes of rendering this opinion. We have examined such other records and documents as we deemed necessary or appropriate for purposes of rendering this opinion.

Based upon the foregoing, we are of the opinion that:

With respect to the Common Stock, (a) the Company has corporate power adequate for the issuance of such Common Stock to be issued pursuant to the Plans, (b) the Company has taken all necessary corporate action required to authorize the issuance and sale of such Common Stock, and (c) when certificates for such Common Stock have been duly executed and countersigned, and delivered against due receipt of the exercise price for such Common Stock as described in the Plans, such Common Stock will be validly and legally issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as part of the S-8 Registration Statement.

Very truly yours,

/s/ Foley Hoag LLP